UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 29, 2015

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

1st Quarter Results - dated 29 April 2015

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 29, 2015

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
 Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 29, 2015
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
  Joint Secretary

Barclays PLC
Q1 2015 Results Announcement

31 March 2015

Table of Contents

Results Announcement	Page
Performance Highlights	4-6
Group Performance Review	7-9
Quarterly Results Summary	10-11
Quarterly Core Results by Business	12-15
Performance Management
• Returns and equity by business	16-17
• Margins and balances	18
Condensed Consolidated Financial Statements	19-20
Capital	21-22
Leverage	23
Shareholder Information	24

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Notes

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the three months to 31 March 2015 to the corresponding three months of 2014 and balance sheet analysis as at 31 March with comparatives relating to 31 December 2014. The abbreviations '£m' and '£bn' represent millions and thousands of millions of Pounds Sterling respectively; and the abbreviations '$m' and '$bn' represent millions and thousands of millions of US Dollars respectively.

The comparatives pre Q214 have been restated to reflect the implementation of the Group structure changes and the reallocation of elements of the Head Office results under the revised business structure. These restatements were detailed in our announcement on 10 July 2014, accessible at http://www.barclays.com/barclays-investor-relations/results-and-reports.

References throughout this document to 'provisions for investigations and litigation primarily relating to Foreign Exchange' means 'provisions held for certain aspects of ongoing investigations involving certain authorities and litigation primarily relating to Foreign Exchange.'

Adjusted profit before tax, adjusted attributable profit and adjusted performance metrics have been presented to provide a more consistent basis for comparing business performance between periods. Adjusting items are considered to be significant but not representative of the underlying business performance. Items excluded from the adjusted measures are: the impact of own credit; goodwill impairment; provisions for Payment Protection Insurance and claims management costs (PPI) and interest rate hedging redress; gain on US Lehman acquisition assets; provisions for investigations and litigation primarily relating to Foreign Exchange; loss on sale of the Spanish business; Education, Social Housing, and Local Authority (ESHLA) valuation revision; and gain on valuation of a component of the defined retirement benefit liability. As management reviews adjusting items at a Group level, results by business are presented excluding these items.  The reconciliation of adjusted to statutory performance is done at a Group level only.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the Results glossary that can be accessed at www.Barclays.com/results.

The information in this announcement, which was approved by the Board of Directors on 28 April 2015 does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2014, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC filed with the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006), have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished as a Form 6-K to the SEC as soon as practicable following their publication. Once furnished to the SEC, copies of the Form 6-K will also be available from the Barclays Investor Relations website www.barclays.com/investorrelations and from the SEC's website at http://www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the Transform Programme and Group Strategy Update, run-down of assets and businesses within Barclays Non-Core, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under IFRS, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of the Group; the potential for one or more countries exiting the Eurozone; the impact of EU and US sanctions on Russia; the implementation of the Transform Programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group's control. As a result, the Group's actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Additional risks and factors are identified in our filings with the SEC including our Annual Report on Form 20-F for the fiscal year ended 31 December 2014 (2014 20-F), which are available on the SEC's website at http://www.sec.gov; and in our Annual Report for the fiscal year ended 31 December 2014, which is available on the Barclays Investor Relations website at www.barclays.com/investorrelations.

Any forward-looking statements made herein speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (the LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays' expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the SEC, including the 2014 20-F.

Performance Highlights

Chief Executive's statement

 "This performance represents another quarter of continued delivery, with further progress towards becoming the Go-To Bank.

Our Core business, the future of Barclays, generated an adjusted PBT of £2.1bn, up 14% and representing our best quarterly performance in several years. Return on average equity was close to 11%, while return on average tangible equity was above 13%. Personal and Corporate Banking had another good quarter of profit growth, Africa Banking profits were also up considerably and Barclaycard maintained very good returns as we invested for growth in the business. The Investment Bank had a good Q1, with PBT up 37%, representing a performance which is more indicative of the potential of the franchise following the repositioning undertaken last year.

Adjusted PBT for the Group increased by 9%, and our fully loaded CET1 ratio improved to 10.6%, in spite of the conduct provisions taken. Costs were down 7%, RWAs in Barclays Non-Core shrank by £10bn in the period, and we can see positive jaws across the Group.

This further demonstrates that the Transform strategy is working and, while there is more to do, the business is starting to realise its potential.

Resolving legacy conduct issues is also an important part of our plan to transform Barclays. We are working hard to expedite their settlement and have taken further provisions of £800m this quarter, primarily relating to Foreign Exchange.

While we still have much to do, I am pleased with how we've begun 2015."

Antony Jenkins, Group Chief Executive

Further progress on Transform: higher Group adjusted profit before tax, driven by positive cost to income jaws in the Core business, partially offset by an increase in Non-Core loss before tax as run down progresses as planned

•     Group adjusted profit before tax increased 9% to £1,848m as Core adjusted profit before tax increased 14% to £2,104m. This was partially offset by an increase in Non-Core loss before tax to £256m (Q114: £154m)

• Statutory profit before tax decreased 26% to £1,337m which reflected adjusting items of a net loss of £511m (Q114: net gain of £119m)

• Total adjusted operating expenses decreased 7% to £4,124m, driven by a 49% reduction in Non-Core operating expenses to £239m and a reduction in Core costs to achieve Transform to £109m (Q114: £216m)

•     Core income increased 2% to £6,420m, while Core operating expenses were down 2% to £3,885m. Core return on average equity increased to 10.9% (Q114: 10.7%), absorbing an increase in average allocated equity of £7bn to         £47bn

•     Non-Core run-down continued, with risk weighted assets (RWAs) reducing £10bn from December 2014 to £65bn. Non-Core dilution of the Group's return on average equity was 3.3% (Q114: 4.2%), having reduced average         allocated equity by £5bn to £10bn

•     Fully loaded Common Equity Tier 1 (CET1) ratio increased to 10.6% (December 2014: 10.3%) reflecting an increase in CET1 capital to £41.8bn (December 2014: £41.5bn) and a reduction in RWAs to £396bn (December 2014:        £402bn), largely due to the sale of the Spanish business. The leverage ratio remained stable at 3.7%

• Net tangible asset value per share increased to 288p (December 2014: 285p)

Material adjusting items:

• Provisions of £2,050m (Q114: £nil) have been made for investigations and litigation primarily relating to Foreign Exchange. This includes additional provisions of £800m recognised in Q115

• A £429m (Q114: £nil) gain was recognised as the valuation of a component of the defined retirement benefit liability was aligned to statutory provisions

• An additional PPI redress provision of £150m (Q114: £nil) was recognised based on an updated estimate of future redress and associated costs

• A £118m (Q114: £nil) loss primarily relating to accumulated currency translation reserves recycled upon the completion of the Spanish business sale

Barclays Group results	Adjusted			Statutory
for the three months ended	31.03.15	31.03.14		31.03.15	31.03.14
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	6,430	6,650	(3)	6,558	6,769	(3)
Credit impairment charges and other provisions	(477)	(548)	13	(477)	(548)	13
Net operating income	5,953	6,102	(2)	6,081	6,221	(2)
Operating expenses	(3,923)	(4,130)	5	(3,494)	(4,130)	15
Litigation and conduct	(81)	(65)	(25)	(1,031)	(65)
Operating expenses excluding costs to achieve Transform	(4,004)	(4,195)	5	(4,525)	(4,195)	(8)
Costs to achieve Transform	(120)	(240)	50	(120)	(240)	50
Total operating expenses	(4,124)	(4,435)	7	(4,645)	(4,435)	(5)
Loss on sale of the Spanish business	-	-	-	(118)	-
Other net income	19	26	(27)	19	26	(27)
Profit before tax	1,848	1,693	9	1,337	1,812	(26)
Tax charge1	(529)	(561)	6	(612)	(597)	(3)
Profit after tax	1,319	1,132	17	725	1,215	(40)
Non-controlling interests	(180)	(201)	10	(180)	(201)	10
Other equity interests2	(80)	(49)	(63)	(80)	(49)	(63)
Attributable profit	1,059	882	20	465	965	(52)

Performance measures
Return on average tangible shareholders' equity2	8.8%	7.6%		4.0%	8.4%
Average tangible shareholders' equity (£bn)	49	47		48	46
Return on average shareholders' equity2	7.6%	6.5%		3.4%	7.2%
Average shareholders' equity (£bn)	57	55		56	54
Cost: income ratio	64%	67%		71%	66%
Loan loss rate (bps)	37	45		37	45

Basic earnings per share2	6.5p	5.5p		2.9p	6.0p
Dividend per share	1.0p	1.0p		1.0p	1.0p

Balance sheet and leverage				31.03.15	31.12.14
Net tangible asset value per share				288p	285p
Net asset value per share				337p	335p
Leverage exposure				£1,255bn	£1,233bn

Capital management				31.03.15	31.12.14
CRD IV fully loaded
Common equity tier 1 ratio				10.6%	10.3%
Common equity tier 1 capital				£41.8bn	£41.5bn
Tier 1 capital				£46.3bn	£46.0bn
Risk weighted assets				£396bn	£402bn
Leverage ratio				3.7%	3.7%

Funding and liquidity				31.03.15	31.12.14
Group liquidity pool				£148bn	£149bn
Estimated CRD IV liquidity coverage ratio				122%	124%
Loan: deposit ratio3				89%	89%

Adjusted profit reconciliation for the three months ended				31.03.15	31.03.14
Adjusted profit before tax				1,848	1,693
Own credit				128	119
Gain on valuation of a component of the defined retirement benefit liability				429	-
Provisions for investigations and litigation primarily relating to Foreign Exchange				(800)	-
Provision for PPI redress				(150)	-
Loss on sale of the Spanish business				(118)	-
Statutory profit before tax				1,337	1,812

1
The effective tax rate for Q115 is the expected full year rate adjusted for the impact of significant one off items.  The tax impacts of such items, which include adjusting items and the UK bank levy, are recognised in the quarter in which they occur.

2
The profit after tax attributable to other equity holders of £80m (Q114: £49m) is offset by a tax credit recorded in reserves of £16m (Q114: £11m).  The net amount of £64m (Q114: £38m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share, return on average tangible shareholders' equity and return on average shareholders' equity.

3	Loan: deposit ratio for PCB, Barclaycard, Africa Banking and Non-Core retail.

Barclays Core and Non-Core results	Barclays Core			Barclays Non-Core
for the three months ended	31.03.15	31.03.14		31.03.15	31.03.14
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	6,420	6,277	2	10	373	(97)
Credit impairment charges and other provisions	(448)	(481)	7	(29)	(67)	57
Net operating income/(expense)	5,972	5,796	3	(19)	306
Operating expenses	(3,704)	(3,710)	-	(219)	(419)	48
Litigation and conduct	(72)	(43)	(67)	(9)	(23)	61
Costs to achieve Transform	(109)	(216)	50	(11)	(24)	54
Total operating expenses	(3,885)	(3,969)	2	(239)	(466)	49
Other net income	17	20	(15)	2	6	(67)
Profit/(loss) before tax	2,104	1,847	14	(256)	(154)	(66)
Tax (charge)/credit	(615)	(589)	(4)	86	28
Profit/(loss) after tax	1,489	1,258	18	(170)	(126)	(35)
Non-controlling interests	(164)	(167)	2	(16)	(34)	53
Other equity interests	(67)	(38)	(76)	(13)	(11)	(18)
Attributable profit/(loss)	1,258	1,053	19	(199)	(171)	(16)

Performance measures
Return on average tangible equity1	13.2%	13.2%		(4.4%)	(5.6%)
Average allocated tangible equity (£bn)	39	32		10	15
Return on average equity1	10.9%	10.7%		(3.3%)	(4.2%)
Average allocated equity (£bn)	47	40		10	15
Period end allocated equity (£bn)	47	40		10	15
Cost: income ratio	61%	63%		n/a	n/a
Basic earnings per share contribution	7.7p	6.6p		(1.2p)	(1.1p)

Capital management	31.03.15	31.12.14		31.03.15	31.12.14
Risk weighted assets	£331bn	£327bn		£65bn	£75bn
Leverage exposure	£1,019bn	£956bn		£236bn	£277bn

	31.03.15	31.03.14
Income by business	£m	£m	% Change
Personal and Corporate Banking	2,174	2,173	-
Barclaycard	1,135	1,042	9
Africa Banking	948	878	8
Investment Bank	2,149	2,103	2
Head Office	14	81	(83)
Barclays Core	6,420	6,277	2
Barclays Non-Core	10	373	(97)
Barclays Group adjusted income	6,430	6,650	(3)

	31.03.15	31.03.14
Profit/(loss) before tax by business	£m	£m	% Change
Personal and Corporate Banking	787	688	14
Barclaycard	366	368	(1)
Africa Banking	295	240	23
Investment Bank	675	491	37
Head Office	(19)	60
Barclays Core	2,104	1,847	14
Barclays Non-Core	(256)	(154)	(66)
Barclays Group adjusted profit before tax	1,848	1,693	9

1
Return on average equity and average tangible equity for Barclays Non-Core represents its impact on the Group, being the difference between Barclays Group returns and Barclays Core returns. This does not represent the return on average equity and average tangible equity of the Non-Core business.

Group Performance Review

Income statement

Group performance

• Adjusted profit before tax increased 9% to £1,848m reflecting improvements in the Investment Bank, Personal and Corporate Banking (PCB) and Africa Banking

• Adjusted income decreased 3% to £6,430m as Non-Core income reduced £363m to £10m. This was partially offset by Core income increasing 2% to £6,420m

• Impairment reduced 13% to £477m, with the Group loan loss rate improving 8bps to 37bps

•     Adjusted total operating expenses were down 7% to £4,124m, as a result of restructuring savings from Transform programmes, particularly in Non-Core, the Investment Bank and PCB. This included costs to achieve Transform of        £120m (Q114: £240m) and litigation and conduct charges of £81m (Q114: £65m)

•     Statutory profit before tax was £1,337m (Q114: £1,812m), which also included £800m (Q114: £nil) of provisions for investigations and litigation primarily relating to Foreign Exchange, an additional £150m (Q114: £nil) provision for       PPI redress, a £118m (Q114: £nil) loss on the sale of the Spanish business, a £429m (Q114: £nil) gain on the valuation of a component of the defined retirement benefit liability and an own credit gain of £128m (Q114: £119m)

•     The effective tax rate on adjusted profit before tax decreased to 28.6% (Q114: 33.1%) and the effective tax rate on statutory profit before tax increased to 45.8% (Q114: 32.9%), principally due to non-deductible expenses, including        the provisions for investigations and litigation primarily relating to Foreign Exchange

• Adjusted Group attributable profit was £1,059m (Q114: £882m), resulting in an adjusted Group return on average shareholders' equity of 7.6% (Q114: 6.5%)

Core performance

• Profit before tax increased 14% to £2,104m, with improvements of 37% to £675m in the Investment Bank, 14% to £787m in PCB and 23% to £295m in Africa Banking

• Income increased 2% to £6,420m

- Barclaycard income increased 9% to £1,135m reflecting continued net lending growth across all geographies

- Africa Banking income increased 8% to £948m reflecting an increase in transactional income in South Africa, higher trading income and an increase in net interest income

       -      Net interest income in PCB, Barclaycard and Africa Banking increased 6% to £2,955m driven by strong savings income growth in PCB, and volume growth in Barclaycard and Africa Banking. Net interest margin increased 4bps                to 414bps

- Investment Bank income increased 2% to £2,149m reflecting higher Banking, Macro and Equities income which was partially offset by lower Credit income

•     Credit impairment charges improved 7% to £448m, reflecting lower impairments in PCB due to the improving UK economic environment resulting in lower default rates and charges in corporate. This was partially offset by an        increase of 8% in Barclaycard, which was accompanied by loans and advances growth of 15%; the loan loss rate reduced 20bps to 305bps

•     Total operating expenses decreased 2% to £3,885m, reflecting savings from Transform programmes, principally in the Investment Bank and PCB, and lower costs to achieve Transform of £109m (Q114: £216m). Barclaycard        operating expenses increased £75m to £490m primarily due to continued business growth

• Attributable profit increased 19% to £1,258m, while average allocated equity increased £7bn to £47bn, resulting in Core return on equity increasing to 10.9% (Q114: 10.7%)

Non-Core performance

• Loss before tax increased to £256m (Q114: £154m), reflecting:

      -      A reduction in income of £363m to £10m following assets and securities run-down, business disposals and a fair value loss on the Education, Social Housing, and Local Authority (ESHLA) portfolio of £149m (Q114: £21m),              partially offset by a £91m release of a provision relating to a litigation matter

- An improvement in impairment to £29m (Q114: £67m) reflecting, in particular, the disposal of the Spanish business

- A 49% reduction in total operating expenses to £239m due to savings from Transform programmes, the sale of the Spanish business and reduced costs to achieve Transform

• Non-Core return on equity dilution was 3.3% (Q114: 4.2%), reflecting a reduction in average allocated equity to £10bn (Q114: £15bn)

Balance sheet and capital

Balance sheet

• Total assets increased 4% from 31 December 2014 to £1,416bn

- Total loans and advances increased £34bn to £504bn driven by a £30bn increase in settlement and cash collateral balances and lending growth of £3bn and £1bn in PCB and Africa Banking respectively

       -      Derivative assets increased £40bn to £480bn consistent with the increase in derivative liabilities of £44bn to £484bn. The derivative assets increase was driven by interest rate derivatives of £33bn, as major interest rate               forward curves reduced, and foreign exchange derivatives of £11bn due to depreciation of EUR against USD, GBP and CHF

- Reverse repurchase agreements and other similar secured lending decreased £8bn to £124bn primarily driven by lower matched book trading due to balance sheet deleveraging

• Customer accounts increased £19bn to £447bn driven by an increase in settlement balances of £13bn and cash collateral balances of £6bn

•     Total shareholders' equity including non-controlling interests increased to £67.1bn (December 2014: £66.0bn). Excluding non-controlling interests, shareholders' equity increased to £60.7bn (December 2014: £59.6bn), reflecting a        £0.8bn increase in the currency translation reserve as GBP weakened against USD, a £0.6bn increase in share capital and share premium, due to the issuance of shares under employee share schemes, and an increase in profit after        tax of £0.5bn partially offset by a £0.8bn decrease in other reserves

• Net asset value and net tangible asset value per share increased to 337p (December 2014: 335p) and 288p (December 2014: 285p) respectively

Leverage exposure

•     Leverage exposure increased £22bn to £1,255bn during Q115 due to increases in the Core business, including an increase in settlement balances, partially offset by continued reductions in Non-Core exposure

Capital ratios

• The fully loaded CRD IV CET1 ratio increased to 10.6% (December 2014: 10.3%), due to a £6bn reduction in RWAs to £396bn, and an increase in the fully loaded CRD IV CET1 capital of £0.4bn to £41.8bn

       -      The increase in CET1 capital was driven by profit for the period of £0.5bn, after absorbing £0.6bn of adjusting items, a £0.4bn increase in other qualifying reserves partially offset by £0.4bn recognised for dividends and a               £0.2bn reduction for the movement in own credit

- The RWA reduction was mainly driven by a £10bn reduction in Non-Core to £65bn including the sale of the Spanish business and the run-down of legacy structured and credit products

• The leverage ratio remained stable at 3.7% (December 2014: 3.7%), despite an increase in the leverage exposure to £1,255bn (December 2014: £1,233bn)

Funding and liquidity

•     The Group maintained a surplus to its internal and regulatory requirements in Q115 with a liquidity pool of £148bn (December 2014: £149bn). This continues to position the Group for potential credit rating changes as sovereign        support in Barclays Bank PLC credit ratings is assessed. The estimated CRD IV Liquidity Coverage Ratio (LCR) decreased slightly to 122% (December 2014: 124%), equivalent to a surplus of £28bn (December 2014: £30bn)

•     Wholesale funding outstanding excluding repurchase agreements was £178bn (December 2014: £171bn). The Group issued £4bn of term funding net of early redemptions during the quarter, of which £2bn was in senior unsecured        debt issued by the holding company, Barclays PLC. These proceeds have been used to subscribe for senior unsecured debt at Barclays Bank PLC, the operating company. This demonstrates further progress on the transition        towards a holding company capital and funding model

•     In line with credit rating agencies' intentions to reassess sovereign support in their ratings to reflect evolving regulation, S&P and Moody's took action on Barclays and peers' credit ratings during the quarter. S&P put the A/A-1        ratings of Barclays Bank PLC, the operating company, on "CreditWatch with negative implications" and downgraded Barclays PLC, the holding company, by two notches to BBB/A-2/Stable. Moody's implemented its new Bank        Rating Methodology and reassessed sovereign support in its ratings, which resulted in an affirmation of Barclays Bank PLC's ratings of A2/P-1 and a change of the outlook to Stable from Negative. Moody's also put the ratings of        Barclays PLC (A3/P-2) on review for potential downgrade to Baa3. The outcomes of these reviews are expected to be announced in Q215

Other matters

•     Provisions of £2,471m (December 2014: £1,690m) are held for Legal, Competition and Regulatory matters. This includes provisions of £2,092m (Q114: £nil) for investigations and litigation primarily relating to Foreign Exchange,       £800m of which was recognised in Q115 reflecting developments with certain authorities since the year end reporting date

•     The provision for PPI redress was £943m (December 2014: £1,059m) following the recognition of  an additional amount of £150m (Q114: £nil) in Q115 based on an updated estimate of future redress and associated costs

•     A £429m (Q114: £nil) gain was recognised as the valuation of a component of the defined retirement benefit liability was revised to use the long term Consumer Price Index rather than the Retail Price Index, consistent with        statutory provisions

• A £118m (Q114: £nil) loss was recognised primarily relating to accumulated currency translation reserves recycled upon the completion of the Spanish business sale

Dividends

• A first interim dividend of 1.0p will be paid on 15 June 2015

Tushar Morzaria, Group Finance Director

Quarterly Results Summary

Barclays results by quarter	Q115	Q414	Q314	Q214	Q114	Q413	Q313	Q213
	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted basis
Total income net of insurance claims	6,430	6,018	6,378	6,682	6,650	6,639	6,445	7,078
Credit impairment charges and other provisions	(477)	(573)	(509)	(538)	(548)	(718)	(722)	(925)
Net operating income	5,953	5,445	5,869	6,144	6,102	5,921	5,723	6,153
Operating expenses	(3,923)	(3,942)	(3,879)	(4,042)	(4,130)	(4,500)	(4,223)	(4,282)
Litigation and conduct	(81)	(140)	(98)	(146)	(65)	(277)	(39)	(77)
Costs to achieve Transform	(120)	(339)	(332)	(254)	(240)	(468)	(101)	(126)
UK bank levy	-	(462)	-	-	-	(504)	-	-
Total operating expenses	(4,124)	(4,883)	(4,309)	(4,442)	(4,435)	(5,749)	(4,363)	(4,485)
Other net income/(expenses)	19	1	30	(46)	26	19	25	(122)
Adjusted profit before tax	1,848	563	1,590	1,656	1,693	191	1,385	1,546

Adjusting items
Own credit	128	(62)	44	(67)	119	(95)	(211)	337
Gain on US Lehman acquisition assets	-	-	461	-	-	-	-	259
ESHLA valuation revision	-	(935)	-	-	-	-	-	-
Gain on valuation of a component of the defined retirement benefit liability	429	-	-	-	-	-	-	-
Provisions for investigations and litigation primarily relating to Foreign Exchange	(800)	(750)	(500)	-	-	-	-	-
Provision for PPI and interest rate hedging redress	(150)	(200)	(10)	(900)	-	-	-	(2,000)
Goodwill impairment	-	-	-	-	-	(79)	-	-
Loss on sale of the Spanish business	(118)	(82)	(364)	-	-	-	-	-
Statutory profit/(loss) before tax	1,337	(1,466)	1,221	689	1,812	17	1,174	142
Statutory profit/(loss) after tax	725	(1,381)	620	391	1,215	(514)	728	39

Attributable to:
Ordinary equity holders of the parent	465	(1,679)	379	161	965	(642)	511	(168)
Other equity holders	80	80	80	41	49	-	-	-
Non-controlling interests	180	218	161	189	201	128	217	207

Adjusted performance measures
Return on average tangible shareholders' equity	8.8%	1.7%	7.1%	7.5%	7.6%	(3.4%)	6.7%	7.4%
Average tangible shareholders' equity	48.7	48.9	47.6	47.5	47.2	47.1	43.5	45.2
Return on average shareholders' equity	7.6%	1.5%	6.1%	6.4%	6.5%	(2.9%)	5.7%	6.3%
Average shareholders' equity	57.0	57.1	55.6	55.3	54.8	54.9	51.3	53.0
Cost: income ratio	64%	81%	68%	66%	67%	87%	68%	63%
Loan loss rate (bps)	37	48	42	44	45	59	58	71
Basic earnings/(loss) per share	6.5p	1.3p	5.2p	5.4p	5.5p	(2.8p)	5.4p	6.2p

Statutory performance measures
Return on average tangible shareholders' equity	4.0%	(13.8%)	3.4%	1.4%	8.4%	(5.5%)	4.8%	(1.5%)
Average tangible shareholders' equity	48.1	48.3	46.8	46.7	46.4	46.3	42.8	44.2
Return on average shareholders' equity	3.4%	(11.8%)	2.9%	1.2%	7.2%	(4.7%)	4.0%	(1.3%)
Average shareholders' equity	56.3	56.4	54.8	54.5	54.0	54.1	50.6	52.0
Cost: income ratio	71%	116%	70%	81%	66%	89%	70%	85%
Basic earnings/(loss) per share	2.9p	(10.2p)	2.4p	1.0p	6.0p	(4.5p)	3.8p	(1.2p)

Barclays Core	Q115	Q414	Q314	Q214	Q114	Q413	Q3131	Q2131
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	6,420	5,996	6,008	6,397	6,277	6,189	6,076	6,514
Credit impairment charges and other provisions	(448)	(571)	(492)	(456)	(481)	(542)	(554)	(558)
Net operating income	5,972	5,425	5,516	5,941	5,796	5,647	5,522	5,956
Operating expenses	(3,704)	(3,614)	(3,557)	(3,602)	(3,710)	(4,045)	(3,758)	(3,802)
Litigation and conduct	(72)	(56)	(16)	(136)	(43)	(69)	(18)	(51)
Costs to achieve Transform	(109)	(298)	(202)	(237)	(216)	(365)	(84)	(64)
UK bank levy	-	(371)	-	-	-	(395)	-	-
Total operating expenses	(3,885)	(4,339)	(3,775)	(3,975)	(3,969)	(4,874)	(3,860)	(3,917)
Other net income	17	9	6	27	20	15	15	13
Profit before tax	2,104	1,095	1,747	1,993	1,847	788	1,677	2,052
Attributable profit	1,258	638	1,002	1,171	1,053	601	1,009	1,153

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	949.6	886.5	899.3	846.3	863.7	832.4	n/a	n/a
Risk weighted assets	331.1	326.6	331.9	323.6	330.3	332.6	n/a	n/a

Performance measures
Return on average tangible equity	13.2%	7.0%	11.5%	13.8%	13.2%	7.6%	15.1%	16.5%
Average allocated tangible equity (£bn)	38.5	37.0	35.2	34.0	32.2	31.4	26.7	27.9
Return on average equity	10.9%	5.8%	9.5%	11.3%	10.7%	6.2%	11.8%	13.0%
Average allocated equity (£bn)	46.7	45.0	43.0	41.6	39.6	38.9	34.2	35.4
Cost: income ratio	61%	72%	63%	62%	63%	79%	64%	60%

Barclays Non-Core
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Businesses	122	228	327	245	301	322	354	370
Securities and Loans	(73)	(142)	106	66	87	121	60	104
Derivatives	(39)	(64)	(63)	(26)	(15)	7	(46)	90
Total income net of insurance claims	10	22	370	285	373	450	368	564
Credit impairment charges and other provisions	(29)	(2)	(17)	(82)	(67)	(176)	(168)	(367)
Net operating (expense)/income	(19)	20	353	203	306	274	200	197
Operating expenses	(219)	(329)	(321)	(441)	(419)	(456)	(464)	(481)
Litigation and conduct	(9)	(83)	(82)	(10)	(23)	(208)	(21)	(26)
Costs to achieve Transform	(11)	(41)	(130)	(17)	(24)	(103)	(17)	(62)
UK bank levy	-	(91)	-	-	-	(109)	-	-
Total operating expenses	(239)	(544)	(533)	(468)	(466)	(876)	(502)	(569)
Other net income/(expense)	2	(8)	23	(72)	6	4	10	(135)
Loss before tax	(256)	(532)	(157)	(337)	(154)	(598)	(292)	(507)
Attributable loss	(199)	(448)	(173)	(294)	(171)	(997)	(274)	(314)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	65.6	63.9	64.5	75.5	83.4	81.9	n/a	n/a
Loans and advances to customers at fair value	18.5	18.7	18.1	17.0	17.5	17.6	n/a	n/a
Trading portfolio assets	14.6	15.9	19.2	22.9	29.4	30.7	n/a	n/a
Derivative financial instrument assets	301.9	285.4	249.6	227.0	231.5	239.3	n/a	n/a
Derivative financial instrument liabilities	295.6	277.1	240.0	215.0	220.9	228.3	n/a	n/a
Reverse repurchase agreements and other similar secured lending	42.8	49.3	73.9	86.8	98.3	104.7	n/a	n/a
Total assets	466.8	471.5	466.5	468.6	498.4	511.2	n/a	n/a
Customer deposits	20.5	21.6	22.2	28.6	30.7	29.3	n/a	n/a
Risk weighted assets	64.8	75.3	81.0	87.5	106.0	109.9	n/a	n/a

Performance measures
Return on average tangible equity	(4.4%)	(5.3%)	(4.4%)	(6.3%)	(5.6%)	(11.0%)	(8.4%)	(9.1%)
Average allocated tangible equity (£bn)	10.2	11.9	12.4	13.5	15.0	15.7	16.8	17.3
Return on average equity	(3.3%)	(4.3%)	(3.4%)	(4.9%)	(4.2%)	(9.1%)	(6.1%)	(6.7%)
Average allocated equity (£bn)	10.3	12.1	12.6	13.7	15.2	16.0	17.1	17.6
Period end allocated equity (£bn)	9.7	11.0	12.1	12.7	14.9	15.1	16.3	17.5

1
RWAs are on a CRD IV fully loaded basis. CRD IV rules came into effect in Q413; therefore no Q313 and Q213 comparatives are available. Average allocated equity and tangible equity are shown on an estimated CRD IV basis. Balance sheet comparative figures have also been restated from Q413 to adopt the offsetting amendments to IAS32, Financial Instruments: Presentation; therefore no Q313 and Q213 comparatives are available.

Quarterly Core Results by Business

Personal and Corporate Banking	Q115	Q414	Q314	Q214	Q114	Q413	Q3131	Q2131
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	2,174	2,231	2,236	2,188	2,173	2,166	2,252	2,192
Credit impairment charges and other provisions	(79)	(123)	(129)	(95)	(135)	(169)	(153)	(165)
Net operating income	2,095	2,108	2,107	2,093	2,038	1,997	2,099	2,027
Operating expenses	(1,268)	(1,219)	(1,232)	(1,256)	(1,298)	(1,388)	(1,318)	(1,378)
Costs to achieve Transform	(42)	(195)	(90)	(58)	(57)	(219)	(73)	(55)
UK bank levy	-	(70)	-	-	-	(66)	-	-
Total operating expenses	(1,310)	(1,484)	(1,322)	(1,314)	(1,355)	(1,673)	(1,391)	(1,433)
Other net income	2	4	4	1	5	3	1	7
Profit before tax	787	628	789	780	688	327	709	601
Attributable profit	576	441	578	559	480	281	518	454

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	219.0	217.0	215.7	216.7	215.5	212.2	210.1	211.3
Total assets	294.1	285.0	275.7	268.1	271.5	278.5	278.3	288.3
Customer deposits	298.1	299.2	295.9	298.3	297.2	295.9	289.3	289.5
Risk weighted assets	122.5	120.2	120.0	117.9	116.1	118.3	n/a	n/a

Performance measures
Return on average tangible equity	17.1%	13.3%	17.8%	17.5%	14.7%	8.6%	15.4%	13.8%
Average allocated tangible equity (£bn)	13.6	13.4	13.1	12.9	13.1	13.1	13.5	13.2
Return on average equity	12.9%	10.0%	13.4%	13.1%	11.1%	6.5%	11.8%	10.5%
Average allocated equity (£bn)	18.1	17.8	17.5	17.2	17.4	17.4	17.6	17.3
Cost: income ratio	60%	67%	59%	60%	62%	77%	62%	65%
Loan loss rate (bps)	14	22	23	17	25	31	28	30

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal	1,009	1,045	1,061	1,027	1,026	1,037	1,033	1,018
Corporate	907	922	902	889	879	866	956	911
Wealth	258	264	273	272	268	263	263	263
Total income	2,174	2,231	2,236	2,188	2,173	2,166	2,252	2,192

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal	137.5	136.8	136.5	135.9	134.9	133.8	132.7	132.6
Corporate	66.5	65.1	63.1	64.8	64.2	62.5	62.5	63.4
Wealth	15.0	15.1	16.1	16.0	16.4	15.9	14.9	15.3
Loans and advances to customers at amortised cost	219.0	217.0	215.7	216.7	215.5	212.2	210.1	211.3

Analysis of customer deposits
Personal	145.3	145.8	143.0	141.6	141.3	140.5	139.2	140.1
Corporate	120.9	122.2	120.7	123.7	120.9	118.5	114.5	113.6
Wealth	31.9	31.2	32.2	33.0	35.0	36.9	35.6	35.8
Customer deposits	298.1	299.2	295.9	298.3	297.2	295.9	289.3	289.5

1
RWAs are on a CRD IV fully loaded basis. CRD IV rules came into effect in Q413; therefore no Q313 and Q213 comparatives are available. Average allocated equity and tangible equity are shown on an estimated CRD IV basis.

Barclaycard	Q115	Q414	Q314	Q214	Q114	Q413	Q3131	Q2131
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,135	1,109	1,123	1,082	1,042	1,034	1,050	1,030
Credit impairment charges and other provisions	(290)	(362)	(284)	(268)	(269)	(266)	(290)	(272)
Net operating income	845	747	839	814	773	768	760	758
Operating expenses	(465)	(456)	(449)	(420)	(402)	(457)	(455)	(424)
Costs to achieve Transform	(25)	(50)	(32)	(23)	(13)	(38)	(6)	(5)
UK bank levy	-	(29)	-	-	-	(22)	-	-
Total operating expenses	(490)	(535)	(481)	(443)	(415)	(517)	(461)	(429)
Other net income	11	1	4	25	10	5	12	7
Profit before tax	366	213	362	396	368	256	311	336
Attributable profit	259	137	262	285	254	169	214	243

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	36.8	36.6	34.8	33.2	31.9	31.5	30.4	30.1
Total assets	42.4	41.3	38.9	36.2	35.0	34.4	33.4	34.3
Customer deposits	8.0	7.3	6.5	5.9	5.8	5.1	4.7	4.4
Risk weighted assets	39.9	39.9	38.6	37.7	36.4	35.7	n/a	n/a

Performance measures
Return on average tangible equity	21.0%	11.2%	21.8%	24.7%	22.6%	16.1%	20.2%	24.0%
Average allocated tangible equity (£bn)	5.0	4.9	4.8	4.6	4.5	4.2	4.2	4.1
Return on average equity	16.6%	9.0%	17.5%	19.7%	18.2%	12.7%	15.9%	18.6%
Average allocated equity (£bn)	6.3	6.2	6.0	5.8	5.6	5.3	5.4	5.2
Cost: income ratio	43%	48%	43%	41%	40%	50%	44%	42%
Loan loss rate (bps)	305	374	309	309	325	320	360	343

1
RWAs are on a CRD IV fully loaded basis. CRD IV rules came into effect in Q413; therefore no Q313 and Q213 comparatives are available. Average allocated equity and tangible equity are shown on an estimated CRD IV basis.

Africa Banking	Q115	Q414	Q314	Q214	Q114	Q413	Q3131	Q2131
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	948	963	928	895	878	980	1,004	1,016
Credit impairment charges and other provisions	(90)	(79)	(74)	(100)	(96)	(104)	(101)	(131)
Net operating income	858	884	854	795	782	876	903	885
Operating expenses	(559)	(591)	(573)	(545)	(537)	(616)	(605)	(597)
Costs to achieve Transform	(6)	(23)	(11)	(8)	(9)	(15)	(2)	(9)
UK bank levy	-	(45)	-	-	-	(42)	-	-
Total operating expenses	(565)	(659)	(584)	(553)	(546)	(673)	(607)	(606)
Other net income	2	3	2	2	4	-	3	4
Profit before tax	295	228	272	244	240	203	299	283
Attributable profit	112	88	91	78	103	30	104	108

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	35.7	35.2	34.5	33.8	35.0	34.9	36.5	38.7
Total assets	57.8	55.5	54.6	52.4	54.1	54.9	57.3	61.2
Customer deposits	35.0	35.0	33.4	33.2	34.0	34.6	35.4	37.9
Risk weighted assets	39.3	38.5	37.9	36.5	36.6	38.0	n/a	n/a

Performance measures
Return on average tangible equity	14.7%	11.9%	13.1%	11.3%	15.5%	4.2%	14.1%	12.8%
Average allocated tangible equity (£bn)	3.1	2.9	2.8	2.8	2.7	2.8	3.0	3.4
Return on average equity	10.8%	8.7%	9.5%	8.1%	11.1%	3.0%	10.0%	9.3%
Average allocated equity (£bn)	4.1	4.0	3.8	3.8	3.7	4.0	4.1	4.6
Cost: income ratio	60%	68%	63%	62%	62%	69%	60%	60%
Loan loss rate (bps)	94	83	79	111	104	105	104	133

Constant Currency2
Income statement information	£m	£m	£m	£m	£m
Total income net of insurance claims	948	954	941	903	883
Credit impairment charges and other provisions	(90)	(78)	(75)	(101)	(97)
Net operating income	858	876	866	802	786
Operating expenses	(559)	(585)	(579)	(548)	(541)
Costs to achieve Transform	(6)	(23)	(11)	(9)	(9)
UK bank levy	-	(45)	-	-	-
Total operating expenses	(565)	(653)	(590)	(557)	(550)
Other net income	2	3	1	1	5
Profit before tax	295	226	277	246	241
Attributable profit	112	88	94	84	102

Balance sheet information	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	35.7	35.3	35.1	34.1	34.1
Total assets	57.8	55.4	55.3	53.0	52.7
Customer deposits	35.0	35.1	33.9	33.5	33.2

1	RWAs are on a CRD IV fully loaded basis. CRD IV rules came into effect in Q413; therefore no Q313 and Q213 comparatives are available.
2
Constant currency results are calculated by converting ZAR results into GBP using the average exchange rate for the three months ended 31 March 2015 for the income statement and the 31 March 2015 exchange rate for the balance sheet to eliminate the impact of movement in exchange rates between the periods.

Investment Bank	Q115	Q414	Q314	Q214	Q114	Q413	Q3131	Q2131
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Investment Banking fees	549	527	410	661	513	571	526	488
Lending	83	111	137	66	103	68	42	141
Banking	632	638	547	727	616	639	568	629
Credit	274	173	255	270	346	231	308	239
Equities	619	431	395	629	591	421	524	750
Macro	624	424	470	504	552	494	457	689
Markets	1,517	1,028	1,120	1,403	1,489	1,146	1,289	1,678
Banking & Markets	2,149	1,666	1,667	2,130	2,105	1,785	1,857	2,307
Other	-	-	(2)	24	(2)	(3)	(6)	(7)
Total income	2,149	1,666	1,665	2,154	2,103	1,782	1,851	2,300
Credit impairment releases/(charges) and other provisions	11	(7)	(5)	7	19	(6)	(10)	10
Net operating income	2,160	1,659	1,660	2,161	2,122	1,776	1,841	2,310
Operating expenses	(1,454)	(1,384)	(1,306)	(1,442)	(1,501)	(1,606)	(1,373)	(1,429)
Costs to achieve Transform	(31)	(22)	(70)	(152)	(130)	(71)	(3)	-
UK bank levy	-	(218)	-	-	-	(236)	-	-
Total operating expenses	(1,485)	(1,624)	(1,376)	(1,594)	(1,631)	(1,913)	(1,376)	(1,429)
Profit/(loss) before tax	675	35	284	567	491	(137)	465	881
Attributable profit/(loss)	344	(150)	112	204	231	(74)	283	505

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost2	134.4	106.3	123.1	117.2	129.7	104.5	n/a	n/a
Trading portfolio assets	99.1	94.8	98.8	101.2	101.2	96.6	n/a	n/a
Derivative financial instrument assets	175.9	152.6	131.4	104.2	99.9	108.7	n/a	n/a
Derivative financial instrument liabilities	186.0	160.6	137.6	109.5	106.7	116.6	n/a	n/a
Reverse repurchase agreements and other similar secured lending	58.0	64.3	82.8	83.0	86.6	78.2	n/a	n/a
Total assets	509.6	455.7	488.4	446.2	469.4	438.0	n/a	n/a
Risk weighted assets	123.0	122.4	127.9	123.9	125.2	124.4	n/a	n/a

Performance measures
Return on average tangible equity	9.7%	(3.9%)	3.3%	5.6%	6.4%	(2.1%)	7.5%	12.8%
Average allocated tangible equity (£bn)	14.5	14.7	14.2	14.8	14.7	14.4	15.1	15.8
Return on average equity	9.1%	(3.7%)	3.1%	5.3%	6.1%	(2.0%)	7.2%	12.3%
Average allocated equity (£bn)	15.4	15.6	15.0	15.5	15.4	15.1	15.7	16.4
Cost: income ratio	69%	97%	83%	74%	78%	107%	74%	62%

Head Office
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income/(expense)	14	27	56	78	81	227	(81)	(24)
Credit impairment releases	-	-	-	-	-	3	-	-
Net operating income/(expense)	14	27	56	78	81	230	(81)	(24)
Operating expenses	(30)	(19)	(13)	(76)	(15)	(47)	(25)	(25)
Costs to achieve Transform	(5)	(8)	-	5	(7)	(22)	-	5
UK bank levy	-	(9)	-	-	-	(29)	-	-
Total operating expenses	(35)	(36)	(13)	(71)	(22)	(98)	(25)	(20)
Other net income/(expense)	2	-	(3)	(1)	1	7	(1)	(5)
(Loss)/profit before tax	(19)	(9)	40	6	60	139	(107)	(49)
Attributable (loss)/profit	(33)	122	(41)	45	(15)	192	(110)	(157)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	45.7	49.1	41.5	43.3	33.7	26.6	n/a	n/a
Risk weighted assets	6.3	5.6	7.5	7.6	16.0	16.2	n/a	n/a
Average allocated tangible equity	2.3	1.1	0.3	(1.1)	(2.8)	(3.1)	(9.1)	(8.6)
Average allocated equity	2.8	1.4	0.7	(0.7)	(2.5)	(2.9)	(8.6)	(8.1)

1
RWAs are on a CRD IV fully loaded basis. CRD IV rules came into effect in Q413; therefore no Q313 and Q213 comparatives are available. Average allocated equity and tangible equity are shown on an estimated CRD IV basis. Balance sheet comparative figures have also been restated from Q413 to adopt the offsetting amendments to IAS32, Financial Instruments: Presentation; therefore no Q313 and Q213 comparatives for the Investment Bank are available.

2
As at 31 March 2015 loans and advances included £107.1bn (December 2014: £86.4bn) of loans and advances to customers (including settlement balances of £39.3bn (December 2014: £25.8bn) and cash collateral of £38.4bn (December 2014: £32.2bn) and loans and advances to banks of £27.2bn (December 2014: £19.9bn) (including settlement balances of £6.6bn (December 2014: £2.7bn) and cash collateral of £8.4bn (December 2014: £6.9bn)).

Performance Management

Returns and equity by business

	Three months ended	Three months ended
	31.03.15	31.03.14
Return on average tangible equity	%	%
Personal and Corporate Banking	17.1	14.7
Barclaycard	21.0	22.6
Africa Banking	14.7	15.5
Investment Bank	9.7	6.4
Barclays Core excluding Head Office	14.4	12.3
Head Office impact1	(1.2)	0.9
Barclays Core	13.2	13.2
Barclays Non-Core impact1	(4.4)	(5.6)
Barclays Group adjusted total	8.8	7.6

	Three months ended	Three months ended
	31.03.15	31.03.14
Return on average equity	%	%
Personal and Corporate Banking	12.9	11.1
Barclaycard	16.6	18.2
Africa Banking	10.8	11.1
Investment Bank	9.1	6.1
Barclays Core excluding Head Office	11.9	10.2
Head Office impact1	(1.0)	0.5
Barclays Core	10.9	10.7
Barclays Non-Core impact1	(3.3)	(4.2)
Barclays Group adjusted total	7.6	6.5

	Three months ended	Three months ended
	31.03.15	31.03.14
Profit/(loss) attributable to ordinary equity holders of the parent2	£m	£m
Personal and Corporate Banking	581	484
Barclaycard	261	255
Africa Banking	112	103
Investment Bank	350	235
Head Office	(31)	(16)
Barclays Core	1,273	1,061
Barclays Non-Core	(197)	(168)
Barclays Group adjusted total	1,076	893

1
Return on average equity and average tangible equity for Head Office and Barclays Non-Core represents their impact on Barclays Core and the Group respectively. This does not represent the return on average equity and average tangible equity of Head Office or the Non-Core business.

2
The profit after tax attributable to other equity holders of £80m (Q114: £49m) is offset by a tax credit recorded in reserves of £16m (Q114: £11m) allocated across the businesses.  The net amount of £64m, along with NCI, is deducted from profit after tax in order to calculate return on average tangible shareholders' equity and return on average shareholders' equity. Hence, Q115 attributable profit of £1,059m has been adjusted for the tax credit recorded in reserves of £16m (Q114: £11m).

	Three months ended	Three months ended
	31.03.15	31.03.14
Average allocated tangible equity	£bn	£bn
Personal and Corporate Banking	13.6	13.1
Barclaycard	5.0	4.5
Africa Banking	3.1	2.7
Investment Bank	14.5	14.7
Head Office1	2.3	(2.8)
Barclays Core	38.5	32.2
Barclays Non-Core	10.2	15.0
Barclays Group adjusted total	48.7	47.2

	Three months ended	Three months ended
	31.03.15	31.03.14
Average allocated equity	£bn	£bn
Personal and Corporate Banking	18.1	17.4
Barclaycard	6.3	5.6
Africa Banking	4.1	3.7
Investment Bank	15.4	15.4
Head Office1	2.8	(2.5)
Barclays Core	46.7	39.6
Barclays Non-Core	10.3	15.2
Barclays Group adjusted total	57.0	54.8

	31.03.15	31.12.14
Period end allocated equity	£bn	£bn
Personal and Corporate Banking	18.1	17.9
Barclaycard	6.2	6.2
Africa Banking	4.0	4.0
Investment Bank	14.7	14.7
Head Office1	4.2	2.1
Barclays Core	47.2	44.9
Barclays Non-Core	9.7	11.0
Barclays Group adjusted total	56.9	55.9

1
Based on risk weighted assets and capital deductions in Head Office and Other Operations, plus the residual balance of average ordinary shareholders' equity and tangible ordinary shareholders' equity. The residual balance is caused by the Group's fully loaded CRD IV CET1 ratio being on average in the period below the 10.5% used to allocate equity and tangible equity to the businesses.

Margins and balances
	Three months ended 31.03.15			Three months ended 31.03.14
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Personal and Corporate Banking	1,601	214,645	3.02	1,528	207,433	2.99
Barclaycard	821	37,909	8.78	746	32,911	9.19
Africa Banking	533	36,603	5.91	503	34,488	5.91
Total Personal and Corporate Banking, Barclaycard and Africa Banking	2,955	289,157	4.14	2,777	274,832	4.10
Other	76			321
Total net interest income	3,031			3,098

Quarterly analysis for PCB, Barclaycard and Africa Banking	Quarter ended 31.03.15
	Net interest income	Average customer assets	Net interest margin
	£m	£m	%
Personal and Corporate Banking	1,601	214,645	3.02
Barclaycard	821	37,909	8.78
Africa Banking	533	36,603	5.91
Total Personal and Corporate Banking, Barclaycard and Africa Banking	2,955	289,157	4.14

	Quarter ended 31.12.14
Personal and Corporate Banking	1,619	212,444	3.02
Barclaycard	757	36,932	8.13
Africa Banking	546	36,465	5.94
Total Personal and Corporate Banking, Barclaycard and Africa Banking	2,922	285,841	4.06

	Quarter ended 30.09.14
Personal and Corporate Banking	1,622	210,859	3.05
Barclaycard	787	35,308	8.84
Africa Banking	540	35,026	6.12
Total Personal and Corporate Banking, Barclaycard and Africa Banking	2,949	281,193	4.16

	Quarter ended 30.06.14
Personal and Corporate Banking	1,529	209,040	2.93
Barclaycard	754	33,904	8.92
Africa Banking	504	34,660	5.83
Total Personal and Corporate Banking, Barclaycard and Africa Banking	2,787	277,604	4.03

Condensed Consolidated Financial Statements

Consolidated summary income statement
	Three months ended	Three months ended
Continuing operations	31.03.15	31.03.2014
	£m	£m
Total income net of insurance claims	6,558	6,769
Credit impairment charges and other provisions	(477)	(548)
Net operating income	6,081	6,221

Staff costs	(2,213)	(2,943)
Administration and general expenses	(2,432)	(1,492)
Operating expenses	(4,645)	(4,435)

Share of post-tax results of associates and joint ventures	20	26
(Loss)/profit on disposal of subsidiaries, associates and joint ventures	(119)	-
Profit before tax	1,337	1,812
Tax	(612)	(597)
Profit after tax	725	1,215

Attributable to:
Ordinary equity holders of the parent	465	965
Other equity holders	80	49
Total equity holders	545	1,014
Non-controlling interests	180	201
Profit after tax	725	1,215

Earnings per share from continuing operations
Basic earnings per ordinary share1	2.9p	6.0p

1
The profit after tax attributable to other equity holders of £80m (March 2014: £49m) is offset by a tax credit recorded in reserves of £16m (March 2014: £11m). The net amount of £64m (March 2014: £38m), along with NCI, is deducted from profit after tax in order to calculate earnings per share.

Consolidated summary balance sheet
	As at	As at
	31.03.15	31.12.2014
Assets	£m	£m
Cash, balances at central banks	33,191	39,695
Items in the course of collection from other banks	1,382	1,210
Trading portfolio assets	118,601	114,717
Financial assets designated at fair value	36,917	38,300
Derivative financial instruments	480,144	439,909
Available for sale financial investments	95,222	86,066
Loans and advances to banks	52,122	42,111
Loans and advances to customers	451,715	427,767
Reverse repurchase agreements and other similar secured lending	123,581	131,753
Other assets	23,534	36,378
Total assets	1,416,409	1,357,906

Liabilities
Deposits from banks	69,056	58,390
Items in the course of collection due to banks	1,616	1,177
Customer accounts	446,514	427,704
Repurchase agreements and other similar secured borrowing	115,506	124,479
Trading portfolio liabilities	45,460	45,124
Financial liabilities designated at fair value	57,302	56,972
Derivative financial instruments	483,755	439,320
Debt securities in issue	89,203	86,099
Subordinated liabilities	21,385	21,153
Other liabilities	19,524	31,530
Total liabilities	1,349,321	1,291,948

Equity
Called up share capital and share premium	21,381	20,809
Other reserves1	3,679	2,724
Retained earnings	31,310	31,712
Shareholders' equity attributable to ordinary shareholders of the parent	56,370	55,245
Other equity instruments	4,323	4,322
Total equity excluding non-controlling interests	60,693	59,567
Non-controlling interests	6,395	6,391
Total equity	67,088	65,958

Total liabilities and equity	1,416,409	1,357,906

Consolidated statement of changes in equity

Three months ended 31.03.15	Called up share capital and share premium	Other equity instruments	Other reserves1	Retained earnings	Total	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2015	20,809	4,322	2,724	31,712	59,567	6,391	65,958
Profit after tax	-	80	-	465	545	180	725
Other comprehensive profit after tax for the period	-	-	962	(303)	659	21	680
Issue of shares	572	-	-	150	722	-	722
Issue and exchange of equity instruments	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	(193)	(193)
Coupons paid on other equity instruments	-	(80)	-	16	(64)	-	(64)
Treasury shares	-	-	(7)	(695)	(702)	-	(702)
Other movements	-	1	-	(35)	(34)	(4)	(38)
Balance at 31 March 2015	21,381	4,323	3,679	31,310	60,693	6,395	67,088

1
Other Reserves includes currency translation reserve of £0.2bn (December 2014: £0.6bn debit), available for sale investments of £0.5bn (December 2014: £0.6bn), cash flow hedge reserve of £2.0bn (December 2014: £1.8bn), other reserves and treasury shares of £0.9bn (December 2014: £0.9bn).

Capital

CRD IV capital

The Capital Requirements Regulation and Capital Requirements Directive implemented Basel 3 within the EU (collectively known as CRD IV) on 1 January 2014.  The rules are supplemented by Regulatory Technical Standards and the PRA's rulebook, including the implementation of transitional rules. However, rules and guidance are still subject to change as certain aspects of CRD IV are dependent on final technical standards and clarifications to be issued by the EBA and adopted by the European Commission and the PRA. All capital, RWA and leverage calculations reflect Barclays' interpretation of the current rules.

Capital ratios	As at	As at
	31.03.15	31.12.14
Fully loaded Common Equity Tier 1	10.6%	10.3%
PRA Transitional Common Equity Tier 11,2	10.6%	10.2%
PRA Transitional Tier 13,4	13.3%	13.0%
PRA Transitional Total Capital3,4	16.8%	16.5%

Capital resources	£m	£m
Shareholders' equity (excluding non controlling interests) per the balance sheet	60,693	59,567
- Less: Other equity instruments (recognised as AT1 capital)	(4,323)	(4,322)
Adjustment to retained earnings for foreseeable dividends	(981)	(615)

Minority interests (amount allowed in consolidated CET1)	1,249	1,227

Other regulatory adjustments and deductions:
Additional value adjustments (PVA)	(1,984)	(2,199)
Goodwill and intangible assets	(8,255)	(8,127)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,180)	(1,080)
Fair value reserves related to gains or losses on cash flow hedges	(2,029)	(1,814)
Excess of expected losses over impairment	(1,727)	(1,772)
Gains or losses on liabilities at fair value resulting from own credit	497	658
Direct and indirect holdings by an institution of own CET1 instruments	(56)	(25)
Other regulatory adjustments	(72)	(45)
Fully loaded CET1 capital	41,833	41,453
Regulatory adjustments relating to unrealised gains1	-	(583)
PRA Transitional CET1 capital	41,833	40,870

Additional Tier 1 (AT1) capital
Capital instruments and related share premium accounts	4,323	4,322
Qualifying AT1 capital (including minority interests) issued by subsidiaries	6,815	6,870
Other regulatory adjustments and deductions	(130)	-
Transitional Additional Tier 1 capital	11,008	11,192
PRA Transitional Tier 1 capital	52,841	52,062

Tier 2 (T2) capital
Capital instruments and related share premium accounts	840	800
Qualifying T2 capital (including minority interests) issued by subsidiaries	13,126	13,529
Other regulatory adjustments and deductions	(254)	(48)
PRA Transitional total regulatory capital	66,553	66,343

Risk weighted assets	395,899	401,900

1	The transitional regulatory adjustment for unrealised gains is no longer applicable from 1 January 2015 resulting in CET 1 capital on a fully loaded basis being equal to that on a transitional basis.
2
The CRD IV CET1 ratio (FSA October 2012 transitional statement) as applicable to Barclays' Tier 2 Contingent Capital Notes was 12.3% based on £48.5bn of transitional CRD IV CET1 capital and £395.9bn of  RWAs.

3	The PRA transitional capital is based on guidance provided in policy statement PS 7/13 on strengthening capital standards published in December 2013.
4
As at 31 March 2015, Barclays' fully loaded Tier 1 capital was £46,322m, and the fully loaded Tier 1 ratio was 11.7%. Fully loaded total regulatory capital was £61,863m and the fully loaded total capital ratio was 15.6%. The fully loaded Tier 1 capital and total capital measures are calculated without applying the transitional provisions set out in CRD IV and assessing compliance of AT1 and T2 instruments against the relevant criteria in CRD IV.

Movement in Common Equity Tier 1 (CET1) capital	Three months
ended
31.03.15
£m
Opening CET1 capital	41,453

Profit for the period	545
Movement in own credit	(161)
Movement in dividends	(430)
Retained regulatory capital generated from earnings	(46)

Movement in reserves - net impact of share schemes	20
Movement in available for sale reserves	(55)
Movement in currency translation reserves	813
Movement in retirement benefits	(314)
Other reserves movements	(34)
Movement in other qualifying reserves	430

Minority interests	22
Additional value adjustments (PVA)	215
Goodwill and intangible assets	(128)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(100)
Excess of expected loss over impairment	45
Direct and indirect holdings by an institution of own CET1 instruments	(31)
Other regulatory adjustments	(27)
Movement in regulatory adjustments and deductions	(4)

Closing CET 1 capital	41,833

Leverage

Leverage ratio requirements

In January 2014, the Basel Committee finalised its revised standards (BCBS 270) for calculating the Basel 3 leverage ratio. The European Commission has implemented the amendments into the CRR via a delegated act which came into force from January 2015. The leverage calculation below uses the end-point CRR definition of Tier 1 capital for the numerator and the CRR definition of leverage exposure as adopted by a European Union delegated act.

Barclays does not believe that there is a material difference between the BCBS 270 leverage exposure previously disclosed and a leverage exposure calculated in accordance with the delegated act.

At 31 March 2015 Barclays leverage ratio was 3.7%, which is in line with the expected minimum fully loaded requirement outlined by the Financial Policy Committee (FPC) of 3.7%, comprising the 3% minimum requirement, and the fully phased-in G-SII buffer.

Leverage impact

	As at 31.03.15	As at 31.12.14
Leverage exposure	£bn	£bn

Accounting assets
Derivative financial instruments	480	440
Cash collateral	80	73
Reverse repurchase agreements	124	132
Loans and advances and other assets	732	713
Total IFRS assets	1,416	1,358

Regulatory consolidation adjustments	(8)	(8)

Derivatives adjustments
Derivatives netting	(436)	(395)
Adjustments to cash collateral	(63)	(53)
Net written credit protection	25	27
Potential Future Exposure on derivatives	176	179
Total derivatives adjustments	(298)	(242)

Securities financing transactions (SFTs) adjustments	46	25

Regulatory deductions and other adjustments	(15)	(15)
Weighted off balance sheet commitments	114	115

Total fully loaded leverage exposure	1,255	1,233

Fully loaded CET 1 capital	41.8	41.5
Fully loaded AT1 capital	4.5	4.6
Fully loaded Tier 1 capital	46.3	46.0

Fully loaded leverage ratio	3.7%	3.7%

Shareholder Information

Results timetable1	Date
Ex-dividend date	7 May 2015
Dividend Record date	8 May 2015
Scrip reference share price set and made available to shareholders	14 May 2015
Cut off time of 4.30 pm (London time) for the receipt of Mandate Forms or Revocation Forms (as applicable)	22 May 2015
Dividend Payment date /first day of dealing in new shares	15 June 2015
2015 interim results announcement	29 July 2015

For qualifying US and Canadian resident ADR holders, the first interim dividend of 1p per ordinary share becomes 4p per ADS (representing four shares). The ADR depositary will post the first interim dividend on Monday 15 June 2015 to ADR holders on the record at close of business on Friday 8 May 2015.  The ex-dividend date will be Wednesday 6 May 2015.

				% Change3
Exchange rates2	31.03.15	31.12.14	31.03.14	31.12.14	31.03.14
Period end - USD/GBP	1.49	1.56	1.67	(4%)	(11%)
3 Month average - USD/GBP	1.51	1.58	1.66	(4%)	(9%)
Period end - EUR/GBP	1.38	1.28	1.21	8%	14%
3 Month average - EUR/GBP	1.35	1.27	1.21	6%	12%
Period end - ZAR/GBP	18.00	18.03	17.54	-	3%
3 Month average - ZAR/GBP	17.79	17.75	17.97	-	(1%)

Share price data	31.03.15	31.12.14	31.03.14
Barclays PLC (p)	242.60	243.50	233.40
Barclays PLC number of shares (m)	16,717	16,498	16,390
Barclays Africa Group Limited (formerly Absa Group Limited) (ZAR)	185.00	182.00	149.00
Barclays Africa Group Limited (formerly Absa Group Limited) number of shares (m)	848	848	848

For further information please contact

Investor relations	Media relations
Charlie Rozes +44 (0) 20 7116 5752	Will Bowen +44 (0) 20 3134 7744

More information on Barclays can be found on our website: Barclays.com

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA United Kingdom.
Tel: 0871 384 20554 from the UK or +44 121 415 7004 from overseas.

Global Systemically Important Institutions

Barclays is required by the PRA following an EBA request to publicly disclose the Global Systemically Important Institutions template for the reporting period 31 December 2014. This will be available at: http://www.barclays.com/barclays-investor-relations/investor-news.html on 30 April 2015.

1	Note that these announcement dates are provisional and subject to change. Any changes to the Scrip Dividend Programme dates will be made available at Barclays.com/dividends.
2	The average rates shown above are derived from daily spot rates during the year used to convert foreign currency transactions into GBP for accounting purposes.
3	The change is the impact to GBP reported information.
4	Calls cost 8p per minute plus network extras. Lines open 8.30am to 5.30pm UK time, Monday to Friday, excluding UK public holidays.